SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                22 December 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 December 2006 re: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                                                     108,204
Miss D.M. Muirhead (Mrs. Kane):                                                                     12,613
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    4,028
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Kane: (Single company maxi ISA):                                                               1,206
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  144,754
Lloyds TSB long-term incentive plan                                                                288,460

8. State the nature of the transaction

On 15th December, 2006, Mr. Kane exercised a senior executive share option over 40,000 shares at 510p per share.

On 15th December, 2006 Mr. Kane sold 30,000 shares at 564.5p.

On 20th December, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 565.5p per share for Mr. Kane, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. A.G. Kane:                                                                                     118,204
Miss D.M. Muirhead (Mrs. Kane):                                                                     12,613
LTSBRCNL AESOP1:                                                                                     4,055
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                                                               1,206
HSOTC:                                                                                              42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  144,754
Lloyds TSB long-term incentive plan                                                                288,460

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

15TH AND 21ST DECEMBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant -

18. Period during which or date on which it can be exercised

-
19. Total amount paid (if any) for grant of the option -

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,547,003

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification      22ND DECEMBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                                                                    72,896
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    3,173
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):                                                              6,784
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  184,274
Lloyds TSB long-term incentive plan                                                                328,846

8. State the nature of the transaction

On 20th December, 2006, 11 shares were acquired by LTSBRCNL AESOP1 at 565.5p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan as follows:

     6 "partnership" shares; and

     5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                                                                                    72,896
LTSBRCNL AESOP1:                                                                                     3,184
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):                                                              6,784
HSOTC:                                                                                              54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  184,274
Lloyds TSB long-term incentive plan                                                                328,846

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
21ST DECEMBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,810,403

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                         020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification 22ND DECEMBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

FRANS HIJKOOP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    1,700
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 19,205
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                   65,100
Lloyds TSB long-term incentive plan                                                                121,538


8. State the nature of the transaction

On 20th December, 2006, 22 shares were acquired by LTSBRCNL AESOP1 at 565.5p per share for Mr. Hijkoop, under the Lloyds TSB Group Shareplan as follows:

     17 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                                                     1,722
HSOTC:                                                                                              19,205
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                   65,100
Lloyds TSB long-term incentive plan                                                                121,538

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

21ST DECEMBER, 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

471,728

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                    020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 22ND DECEMBER, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    1,887
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                   78,670
Lloyds TSB long-term incentive plan                                                                128,846


8. State the nature of the transaction

On 20th December, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 565.5p per share for Mrs. Sergeant, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                                                     1,914
HSOTC:                                                                                              23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                   78,670
Lloyds TSB long-term incentive plan                                                                128,846

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

21ST DECEMBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

470,090

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 22ND DECEMBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                                                                  161,119
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    4,028
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  368,414
Lloyds TSB long-term incentive plan                                                                507,692


8. State the nature of the transaction

On 20th December, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 565.5p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. J.E. Daniels:                                                                                  161,119
LTSBRCNL AESOP1:                                                                                     4,055
HSOTC:                                                                                             108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  368,414
Lloyds TSB long-term incentive plan                                                                507,692
PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

21ST DECEMBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

2,367,760

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification     22ND DECEMBER, 2006





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. G.T. Tate                                                                                        1,953
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    2,159
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  169,720
Lloyds TSB long-term incentive plan                                                                297,114




8. State the nature of the transaction

On 20th December, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 565.5 per share for Mr. Tate, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. G.T. TATE                                                                                        1,953
LTSBRCNL AESOP1:                                                                                     2,186
HSOTC:                                                                                              50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  169,720
Lloyds TSB long-term incentive plan                                                                297,114

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

21ST DECEMBER, 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,116,907

23. Any additional information

-


24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                         020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 22ND DECEMBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                                                                 38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                                                    4,587
Hill Samuel Offshore Trust Company Limited (HSOTC):                                                 37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  126,614
Lloyds TSB long-term incentive plan                                                                163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                                                    6,963


8. State the nature of the transaction

On 20th December, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 565.5 per share for Mr. Wiscarson, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                                                                 38,920
LTSBRCNL AESOP1:                                                                                     4,614
HSOTC:                                                                                              37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                                                  126,614
Lloyds TSB long-term incentive plan                                                                163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                                                     6,963

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

21ST DECEMBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,007,017

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                       020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 22ND DECEMBER, 2006



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 22 December 2006